Exhibit 99.2

CHAI-NA-TA CORP.

     Interim Consolidated Financial Statements
Three and nine months ended September 30, 2008

(Unaudited – Prepared by Management)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company disclosed that its auditors have not reviewed the unadudited financial statements for the three and nine months ended September 30, 2008.

Chai-Na-Ta Corp.
Third Quarter Report
For the period ended September 30, 2008

CHAI-NA-TA CORP.
Consolidated Balance Sheets
(Unaudited)

In thousands of	September 30	December 31
Canadian dollars	2008	2007
	$	$
ASSETS
Current assets
Cash	226	307
Accounts receivable and other receivables	190	56
Inventory	1,311	8,735
Ginseng crops (Note 9)	6,622	5,678
Prepaid expenses and other assets	67	45
	8,416	14,821
Ginseng crops	7,593	5,717
Prepaid expenses	56	-
Assets held for sale (Note 4)	1,160	1,280
Property, plant and equipment	3,418	3,795
	20,643	25,613

LIABILITIES
Current liabilities
Bank indebtedness (Note 5)	3,110	3,510
Accounts payable and accrued liabilities	641	1,348
Customer deposits	822	2,388
Current portion of long-term debt (Note 6)	45	153
	4,618	7,399
Long-term debt (Note 6)	7,500	6,973
	12,118	14,372
SHAREHOLDERS' EQUITY
Share capital (Note 7)	38,246	38,246
Contributed surplus	338	338
Accumulated other comprehensive income	770	902
Deficit	(30,829)	(28,245)
	8,525	11,241
	20,643	25,613
Going concern (Note 1)
Commitments, contingencies and guarantees (Note 11)

On behalf of the Board:

"Derek Zen"	"Wilman Wong"

Derek Zen	Wilman Wong
Director	Director

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2008

CHAI-NA-TA CORP.
Interim Consolidated Statements of Operations and Deficit
(Unaudited)

	Three months ended		Nine months ended
in thousands of	September 30	September 30	September 30	September 30
Canadian dollars (except per share amounts)	2008	2007	2008	2007
	$	$	$	$
Revenue	866	2,019	7,560	7,342
Cost of goods sold	866	1,817	7,485	7,171
	-	202	75	171

Selling, general and administrative expenses	188	259	729	810
Interest on short-term debt	23	54	93	103
Interest on long-term debt	96	159	313	489
Write-down of inventory and ginseng crops (Note 9)	1,500	-	1,500	1,286
	1,807	472	2,635	2,688

Operating loss	(1,807)	(270)	(2,560)	(2,517)

Other (loss) income (Note 10)	(145)	551	(24)	1,017

(LOSS) EARNINGS FOR THE PERIOD	(1,952)	281	(2,584)	(1,500)

Deficit, beginning of period	(28,877)	(26,697)	(28,245)	(24,916)

DEFICIT, END OF PERIOD	(30,829)	(26,416)	(30,829)	(26,416)

Basic and diluted (loss) earnings per share (Note 3)	$(0.06)	$0.01	$(0.08)	$(0.04)

Weighted average number of shares used to calculate basic and diluted (loss) earnings per share	34,698,157	34,698,157	34,698,157	34,698,157

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2008

CHAI-NA-TA CORP.
Interim Consolidated Statements of Comprehensive (Loss) Income
(Unaudited)

	Three months ended		Nine months ended
in thousands of	September 30	September 30	September 30	September 30
Canadian dollars	2008	2007	2008	2007
	$	$	$	$
(Loss) earnings for the period	(1,952)	281	(2,584)	(1,500)

Other comprehensive income
Change in cumulative translation adjustments as a result of unrealized foreign exchange differences	(99)	123	(132)	321
Comprehensive (loss) Income	(2,051)	404	(2,716)	(1,179)

CHAI-NA-TA CORP.
Interim Consolidated Statements of Accumulated Other Comprehensive Income
(Unaudited)

	Three months ended		Nine months ended
in thousands of	September 30	September 30	September 30	September 30
Canadian dollars	2008	2007	2008	2007
	$	$	$	$
Balance, beginning of period	869	789	902	591

Other comprehensive (loss) income for the period	(99)	123	(132)	321
Balance, end of period	770	912	770	912

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended September 30, 2008

CHAI-NA-TA CORP.
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended		Nine months ended
in thousands of	September 30	September 30	September 30	September 30
Canadian dollars	2008	2007	2008	2007
	$	$	$	$
OPERATING ACTIVITIES
(Loss) earnings for the period	(1,952)	281	(2,584)	(1,500)
Items included in net (loss) earnings not affecting cash (Note 13(a))	2,501	1,277	9,061	7,279
Changes in non-cash operating assets and liabilities (Note 13(b))	(1,566)	(2,260)	(4,567)	(2,616)
Changes in non-current cash crop costs	(666)	(811)	(1,639)	(2,527)
	(1,683)	(1,513)	271	636
FINANCING ACTIVITIES
Bank indebtedness	1,710	840	(400)	(1,250)
Repayment of long-term debt	(7)	(48)	(149)	(256)
	1,703	792	(549)	(1,506)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(35)	(34)	(61)	(36)
Proceeds from the disposition of property, plant and equipment	63	352	281	471
Cash outlays included in assets held for sale	(18)	-	(25)	-
	10	318	195	435

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1	(1)	2	(3)

NET INCREASE (DECREASE) IN CASH	31	(404)	(81)	(438)

CASH, BEGINNING OF THE PERIOD	195	450	307	484
CASH, END OF THE PERIOD	226	46	226	46

SUPPLEMENTAL INFORMATION:

Other cash flows:
Interest paid	24	89	1,039	186

Non-cash investing and financing activities:
Property, plant and equipment purchases financed through equipment purchase loan agreements	47	-	47	-

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

1.  Going concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced significant losses during the three year period ended December 31, 2007 due to a low selling price of ginseng and has an accumulated deficit of $29,329,000 as at September 30, 2008. The Company is closely monitoring cash resources and has received significant financing from a Canadian chartered bank and a company formerly under common control.

The Company's ability to continue as a going concern is dependant on achieving ongoing profitable operations and the continued financial support of its creditors. These consolidated financial statements do not include any adjustments to the amounts and reclassification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.  Summary of significant accounting policies

a)	Interim financial statements

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) except that certain information and note disclosures normally included in the Company’s annual consolidated financial statements have not been presented. These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2007. These interim consolidated financial statements are subject to seasonality due to the timing of crop harvesting which typically occurs in the fall and the timing of subsequent sales, and therefore may not be indicative of results to be expected for the year ending December 31, 2008.

The interim consolidated financial statements follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements except as noted below.

b)	Adoption of new accounting standards

On January 1, 2008 the Company adopted the amendments to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”. The amendments to this section are based on the assessment of whether an entity is a going concern and related disclosures included in International Accounting Standard (“IAS”) 1, “Presentation of Financial Statements” of the International Financial Reporting Standards (“IFRS”). The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

On January 1, 2008 the Company adopted CICA Handbook Section 1535, “Capital Disclosures”. This Section establishes standards for disclosing information about the entity’s capital and how it is managed. The incremental disclosure of information about the Company's capital and how it is managed is included in Note 15 of these interim consolidated financial statements.

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

On January 1, 2008 the Company adopted CICA Handbook Section 3031, “Inventories” which is based on the IFRS accounting principles as described in IAS 2, “Inventory”. The objective of this Section is to prescribe the accounting treatment for inventories and to provide guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. Section 3031 requires the reversal of any write-down in a previous period, only to the extent of the original write-down, if the net realizable value of the inventory subsequently increases in value. Other than the requirement to potentially reverse a write-down in a subsequent period, the adoption of this standard did not have a material impact on the Company's consolidated financial statements.

On January 1, 2008 the Company adopted CICA Handbook Section 3862, “Financial Instruments - Disclosure” which is based on the IFRS 7, “Financial Instruments: Disclosures”. This Section requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The incremental disclosure of information about the Company's financial instruments is included in Note 15 of these interim consolidated financial statements.

On January 1, 2008 the Company adopted CICA Handbook Section 3863, “Financial Instruments - Presentation”. This Section establishes standards for presentation of financial instruments and non-financial derivatives. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

c)	Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods. Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of inventory, crop costs, depreciation of property, plant and equipment, future income taxes and contingencies. Actual results may differ from those estimates.

3.  Earnings (loss) per common share

At September 30, 2008 there were 335,800 stock options outstanding that could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings (loss) per share for the three month and nine month periods ended September 30, 2008 because the effects would have been anti-dilutive.

4.  Assets held for sale

Due to the decision to discontinue planting in British Columbia and to improve short-term cash flows, the Company has made available for sale the land and buildings located near Kamloops, British Columbia. This facility is currently used as the head office for the farms operations in British Columbia.

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

5.  Bank indebtedness

in thousands of		September 30	December 31
Canadian dollars		2008	2007
		$	$
Bank operating loan	(a)	1,110	3,510
Bank term loan	(b)	2,000	-
		3,110	3,510

a)

The Company has available, subject to limitations based on the value of inventory, certain receivables and the estimated value of qualifying ginseng crops, a $2,500,000 (2007 - $5,000,000) revolving demand operating loan with a Canadian chartered bank at a rate of prime plus 1.625% per annum.

The loan availability will reduce to $2,000,000 effective June 1, 2009. For the three month and nine month periods ended September 30, 2008, the Company incurred $23,000 (2007 - $54,000) and $93,000 (2007 - $103,000) of interest, respectively, which has been included in interest on short-term debt on the statement of operations.

b)

On September 4, 2008, the Company secured a $2,000,000 non-revolving term loan from a Canadian chartered bank with an interest rate of prime plus 1.875% per annum. The loan is due in full upon the earlier of receipt of the proceeds from the sale of the Company's property near Kamloops, British Columbia (see Note 4) or May 31, 2009. The loan is secured by the same property near Kamloops, British Columbia.

6.  Long-term debt

in thousands of		September 30	December 31
Canadian dollars		2008	2007
		$	$
Bank term loan	(a)	-	40
Term loan	(b)	7,465	6,942
Equipment purchase loans	(c)	80	144
		7,545	7,126
Less: current portion		45	153
		7,500	6,973

a)

On May 16, 2005, the Company secured a $1,500,000 non-revolving term loan for three years from a Canadian chartered bank with an interest rate of prime plus 1.5% per annum which has been fully repaid. For the nine month periods ended September 30, 2008, the Company incurred $600 (2007 - $6,000) of interest which has been included in interest on long-term debt on the statement of operations.

b)

On August 18, 2006, the Company established a four year term loan facility of HK$54,700,000 from a company formerly under common control. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). For the three month and nine month periods ended September 30, 2008, the Company incurred $96,000 (2007 - $156,000) and $312,000 (2007 - $481,000) of interest, respectively, which has been included in interest on long-term debt on the statements of operations and deficit.

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

c)	The Company has entered into various equipment purchase loan agreements at interest rates of up to 8.75% per annum. The loans are repayable in instalments maturing in various amounts to July 10, 2012 and are secured by specific assets of the Company. As at September 30, 2008, $80,000 is outstanding of which $45,000 will become due in the next twelve months.

7.  Share capital

	Number of
In thousands	Shares	Amount
		$
Common Shares
Balance as at December 31, 2007 and September 30, 2008	34,698	38,246

8.  Stock options

Options to purchase 335,800 shares are outstanding and exercisable as at September 30, 2008 as follows:

			Exercise
	Number	Number	price	Contractual
	outstanding	exercisable	($ / share)	life in years

Granted in 2003	335,800	335,800	0.73	0.21

Information regarding the Company's stock options as at September 30, 2008 is summarized as follows:

		Exercise
	Number of	price range
	shares	($ / share)

Outstanding as at December 31, 2007	343,400	0.73
Expired	(7,600)	0.73
Outstanding and exercisable as at September 30, 2008	335,800	0.73

9.  Write-down of inventory and ginseng crops

During the three months ended September 30, 2008, the Company recorded a write-down on current ginseng crops of $1,500,000. The write-down is an estimate of the expected deficiency in the net realizable value of the 2008 harvest which will be completed in the fourth quarter of 2008. This expected deficiency is based on the recent decline of prices in the ginseng market primarily due to the recent global economic downturn and industry-wide oversupply in the current year.

During the three months ended June 30, 2007, the Company recorded a write-down on inventory of $1,286,000. This inventory was being held by the Company to fulfil a contract with a Canadian customer for a predetermined minimum quantity at a fixed price. The contract expired and the customer did not order the predetermined minimum quantity. Due to the uncertainty of the Company's ability to receive the contracted amount, a write-down was recorded to reduce the carrying value of the inventory to its estimated net realizable value instead of the predetermined contract price.

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

10.  Other (loss) income

	Three months ended
in thousands of	September 30	September 30
Canadian dollars	2008	2007
	$	$
Foreign exchange (losses) gains	(198)	202
Gains on disposal of property, plant and equipment	54	349
Government supplements	(5)	-
Other non-operating income	4	-
	(145)	551

	Nine months ended
in thousands of	September 30	September 30
Canadian dollars	2008	2007
	$	$
Foreign exchange (losses) gains	(334)	573
Gains on disposal of property, plant and equipment	237	457
Government supplements	64	-
Other non-operating income	9	(13)
	(24)	1,017

11.  Commitments, contingencies and guarantees

a)	The Company has entered into a contract with a Canadian bank to purchase US$2,500,000 on March 19, 2009 to partially hedge against the term loan detailed in Note 6(b). If the spot Canadian/US dollar exchange rate is less than or equal to $1.0460 on the contract date, the exchange rate of the purchase will be $1.0460. If the exchange rate is greater than or equal to $1.0600 on the contract date, the exchange rate of the purchase will be $1.0600. If the exchange rate is between $1.0460 and $1.0600 on the contract date, the contract will expire and a purchase obligation will not take place. At September 30, 2008, the closing exchange rate of $1.0642 resulted in a fair market value of this contract being an asset of $10,500 which has been included in accounts receivable and other receivables as at September 30, 2008.

b)	The Company has become involved in a legal proceeding as a result of an automobile accident. The Company believes that existing insurance will be sufficient to cover any claim from this matter.

While the outcome of this proceeding cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company.

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

12.  Foreign exchange contract

The Company has a term loan denominated in Hong Kong dollars as detailed in Note 6(b) and as a result is exposed to foreign exchange risks. The Company uses foreign exchange contracts to partially hedge against the loan. For the three month and nine month periods ended September 30, 2008, the Company recorded gains of $22,000 and $66,000, respectively, as a result of foreign exchange contracts which are included in other income on the statement of operations and deficit. At period-end exchange rates, the Company would receive $10,500 to settle its existing foreign exchange contract as described in Note 11(a).

13.  Cash flow information

a)  Items included in net (loss) earnings not affecting cash

	Three months ended
in thousands of	September 30	September 30
Canadian dollars	2008	2007
	$	$
Depreciation and amortization	2	3
Gains on disposal of property, plant and equipment	(54)	(349)
Cost of ginseng crops sold	848	1,704
Non-cash foreign exchange (gains) losses	205	(81)
Write-down of inventory and ginseng costs	1,500	-
	2,501	1,277

	Nine months ended
in thousands of	September 30	September 30
Canadian dollars	2008	2007
	$	$
Depreciation and amortization	7	13
Gains on disposal of assets held for sale and property, plant and equipment	(237)	(457)
Cost of ginseng crops sold	7,414	7,004
Non-cash foreign exchange (gains) losses	377	(567)
Write-down of inventory and ginseng costs	1,500	1,286
	9,061	7,279

b)  Changes in non-cash operating assets and liabilities

	Three months ended
in thousands of	September 30	September 30
Canadian dollars	2008	2007
	$	$
Accounts receivable and other receivables	(17)	(58)
Inventory	1	12
Ginseng crops	(973)	(632)
Prepaid expenses and other assets	20	(6)
Accounts payable and accrued liabilities	(89)	(125)
Customer deposits	(508)	(1,451)
	(1,566)	(2,260)

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

	Nine months ended
in thousands of	September 30	September 30
Canadian dollars	2008	2007
	$	$
Accounts receivable and other receivables	(124)	100
Inventory	8	16
Ginseng crops	(2,101)	(1,381)
Prepaid expenses and other assets	(78)	(27)
Accounts payable and accrued liabilities	(705)	(20)
Customer deposits	(1,567)	(1,304)
	(4,567)	(2,616)

14.  Segmented information

The Company operates in one industry segment and two geographic regions.

	Three months ended
in thousands of	September 30	September 30
Canadian dollars	2008	2007
External revenue from operations located in:	$	$
Canada	46	1,857
Far East	820	162
	866	2,019
Intersegment revenue from operations located in:	$	$
Canada	1,341	173
Far East	-	-
	1,341	173
Net (loss) earnings from operations located in:	$ $
Canada	(1,883)	337
Far East	(69)	(56)
	(1,952)	281

	Nine months ended
in thousands of	September 30	September 30
Canadian dollars	2008	2007
External revenue from operations located in:	$	$
Canada	631	3,386
Far East	6,929	3,956
	7,560	7,342
Intersegment revenue from operations located in:	$ $
Canada	5,541	3,307
Far East	-	-
	5,541	3,307
Net loss from operations located in:	$	$
Canada	(2,544)	(1,496)
Far East	(40)	(4)
	(2,584)	(1,500)

Chai-Na-Ta Corp.
ThirdQuarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

Long-lived assets comprise of all assets not classified as current assets.

in thousands of	September 30	September 30
Canadian dollars	2008	2007
Long-lived assets from operations located in:	$	$
Canada	12,227	17,195
Far East	-	-
	12,227	17,195

Major customers:

For the three months ended September 30, 2008, revenue consisted of sales primarily to two customers, which accounted for $574,000 and $253,000, respectively, from the Far East geographic region (September 30, 2007 - one customer which accounted for $1,493,000 from the Canadian geographic region).

For the nine months ended September 30, 2008, revenue consisted of sales primarily to three customers, which accounted for $2,825,000, $2,192,000, and $1,942,000, respectively, from the Far East geographic region (September 30, 2007 - two customers which accounted for $3,480,000 from the Far East geographic region and $1,819,000 from the Canadian geographic region).

15.	Capital disclosures

The Company's current objective in managing capital is to safeguard the entity's ability to continue as a going concern so that in the long-term the Company can provide maximum returns for shareholders and benefits for other stakeholders.

The Company has an externally imposed capital requirement as governed through its financing facilities. This requirement is to ensure that the Company continues to operate within the normal course of business and to ensure that the Company has the ability to repay its financing facilities. This capital requirement is congruent with the Company's management of capital.

The Company monitors capital on the basis of a fixed coverage charge which is a financial covenant of its lending agreement determined at the end of each fiscal year. The fixed coverage charge is calculated as the ratio of earnings before income taxes, depreciation and amortization plus payments under operating leases less cash income taxes and unfunded capital expenditures to fixed charges (the total of interest expense, scheduled principal payments in respect of funded debt, payments under operating leases and corporate distributions) and is to be maintained above 1.25:1. As at September 30, 2008, this ratio is 9:1 (December 31, 2007 - 2.74:1) .

The externally imposed capital requirements are to be measured at the end of each fiscal year due to the seasonality of the business and thus the Company did not have any requirements to meet during the three month and nine month periods ended September 30, 2008.

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

16.	Financial instruments

Financial instruments of the Company are represented by cash, accounts receivable and other assets, bank indebtedness, accounts payable and accrued liabilities, customer deposits, long-term debt and foreign exchange contracts. The carrying value of these instruments approximates their fair value due to the short-term maturity of such items or their bearing market related rates of interest. The fair values of the loans payable to More Growth Finance Limited, a company formerly under common control, are not readily determinable due to the related party nature of such loans.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 15. The Company's bank indebtedness is due on demand while the Company's accounts payable, accrued liabilities and customer deposits are due within the current operating period. The long-term debt obligations are due as described in Note 6.

Interest Rate Risk

Interest on the Company's line of credit and term loans are based on variable rates as described on Notes 5 and 6, respectively. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk. Based on the amount of debt with variable interest rates outstanding as at September 30, 2008, an increase of 1% in interest rates would result in an increase in interest expense of $105,000 per annum while a decrease of 1% in interest rates would have a corresponding decrease in interest expense.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on accounts receivable from customers and on cash and foreign exchange contracts.

A majority of the Company's sales are made to a small number of customers that are concentrated in Asian markets. To manage its credit risk, the Company carefully monitors credit terms, investigates credit history and only grants credit to customers with established relationships or acceptable credit ratings. Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established. As at September 30, 2008, there was $NIL in accounts receivable related to major customers (December 31, 2007 -$NIL related to major customers).

The credit risk on the Company's cash and foreign exchange contracts are substantially minimized as they are placed in, or contracted with, large financial institutions. While the Company is exposed to credit losses due to the financial collapse by those who are custodians to the Company's cash, the Company considers this risk quite remote.

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

Currency Risk

The Company is exposed to currency exchange risk as a result of its international markets and operations and due to the term loan detailed in Note 6(b). The Company periodically enters into foreign exchange forward purchase contracts to manage foreign exchange risk associated with anticipated future debt and interest payments denominated in foreign currencies.

The Company is exposed to currency risk through the following assets and liabilities denominated in United States dollars (all assets and liabilities denominated in Hong Kong dollars have been translated to United States dollars at the rate of 7.80 to 1.00 which is a fixed rate determined by the Hong Kong Monetary Authority):

in thousands of	September 30	December 31
United States dollars	2008	2007
	$	$
Cash	27	32
Foreign exchange contracts	2,500	2,950
Accounts payable and accrued liabilities	(130)	(803)
Long-term debt	(7,013)	(7,013)
Net exposure	(4,616)	(4,834)

Based on the above net exposure as at September 30, 2008, an increase in the spot Canadian/US dollar exchange rate of $0.01 would result in a foreign exchange loss of $46,000 while a decrease of $0.01 would have a corresponding foreign exchange gain.

15.	Capital disclosures

The Company's current objective in managing capital is to safeguard the entity's ability to continue as a going concern so that in the long-term the Company can provide maximum returns for shareholders and benefits for other stakeholders.

The Company has an externally imposed capital requirement as governed through its financing facilities. This requirement is to ensure that the Company continues to operate within the normal course of business and to ensure that the Company has the ability to repay its financing facilities. This capital requirement is congruent with the Company's management of capital.

The Company monitors capital on the basis of a fixed coverage charge which is a financial covenant of its lending agreement determined at the end of each fiscal year. The fixed coverage charge is calculated as the ratio of earnings before income taxes, depreciation and amortization plus payments under operating leases less cash income taxes and unfunded capital expenditures to fixed charges (the total of interest expense, scheduled principal payments in respect of funded debt, payments under operating leases and corporate distributions) and is to be maintained above 1.25:1. As at September 30, 2008, this ratio is 9:1 (December 31, 2007 - 2.74:1) .

The externally imposed capital requirements are to be measured at the end of each fiscal year due to the seasonality of the business and thus the Company did not have any requirements to meet during the three month and nine month periods ended September 30, 2008.

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

16.	Financial instruments

Financial instruments of the Company are represented by cash, accounts receivable and other assets, bank indebtedness, accounts payable and accrued liabilities, customer deposits, long-term debt and foreign exchange contracts. The carrying value of these instruments approximates their fair value due to the short-term maturity of such items or their bearing market related rates of interest. The fair values of the loans payable to More Growth Finance Limited, a company formerly under common control, are not readily determinable due to the related party nature of such loans.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 15. The Company's bank indebtedness is due on demand while the Company's accounts payable, accrued liabilities and customer deposits are due within the current operating period. The long-term debt obligations are due as described in Note 6.

Interest Rate Risk

Interest on the Company's line of credit and term loans are based on variable rates as described on Notes 5 and 6, respectively. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk. Based on the amount of debt with variable interest rates outstanding as at September 30, 2008, an increase of 1% in interest rates would result in an increase in interest expense of $105,000 per annum while a decrease of 1% in interest rates would have a corresponding decrease in interest expense.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on accounts receivable from customers and on cash and foreign exchange contracts.

A majority of the Company's sales are made to a small number of customers that are concentrated in Asian markets. To manage its credit risk, the Company carefully monitors credit terms, investigates credit history and only grants credit to customers with established relationships or acceptable credit ratings. Letters of credit may be used, or inventory may be held as security until payment is received, when such relationships have not been established. As at September 30, 2008, there was $NIL in accounts receivable related to major customers (December 31, 2007 -$NIL related to major customers).

The credit risk on the Company's cash and foreign exchange contracts are substantially minimized as they are placed in, or contracted with, large financial institutions. While the Company is exposed to credit losses due to the financial collapse by those who are custodians to the Company's cash, the Company considers this risk quite remote.

Chai-Na-Ta Corp.
Third Quarter Report
For the periods ended June 30, 2008

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

Currency Risk

The Company is exposed to currency exchange risk as a result of its international markets and operations and due to the term loan detailed in Note 6(b). The Company periodically enters into foreign exchange forward purchase contracts to manage foreign exchange risk associated with anticipated future debt and interest payments denominated in foreign currencies.

The Company is exposed to currency risk through the following assets and liabilities denominated in United States dollars (all assets and liabilities denominated in Hong Kong dollars have been translated to United States dollars at the rate of 7.80 to 1.00 which is a fixed rate determined by the Hong Kong Monetary Authority):

in thousands of	September 30	December 31
United States dollars	2008	2007
	$	$
Cash	27	32
Foreign exchange contracts	2,500	2,950
Accounts payable and accrued liabilities	(130)	(803)
Long-term debt	(7,013)	(7,013)
Net exposure	(4,616)	(4,834)

Based on the above net exposure as at September 30, 2008, an increase in the spot Canadian/US dollar exchange rate of $0.01 would result in a foreign exchange loss of $46,000 while a decrease of $0.01 would have a corresponding foreign exchange gain.